MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, WA 98052

June 11, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah, Kevin Kuhar

Re:	Comment Letter Dated June 3, 2019
MicroVision, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 6, 2019
File No. 001-34170

Ladies and Gentlemen:

MicroVision, Inc. (the “Company”) confirms that it has received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 3, 2019, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working with management and its advisors to address the Comment Letter but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before July 1, 2019. The Company appreciates the Staff’s willingness to allow for the additional time.

If you have any questions relating to the foregoing, please contact the undersigned at (425) 882-6625, Joel Freedman of Ropes & Gray LLP at (617) 951-7309, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

MicroVision, Inc.

By:	/s/ Stephen P. Holt
Name:	Stephen P. Holt
Title:	Chief Financial Officer